20008988

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-69571

MAR 03 2020

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA-SUITE 1706
(No. and Street)

NEW YORK CITY	NY	10124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AUDUN HOEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO-CEO

Title

Notary Public

CHRISTINA DORMEUS
Notary Public, State of New York
No. 01DO6378427
Qualified In New York County
Commission Expires July 23, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop-7010
100 F Street, NE
Washington DC 20549
Phone-(202) 551-6551

Date: March 2, 2020

Trading Screen Brokerage Services, LLC
SEC File Number 8-67807

VIA FEDEX

To Whom It May Concern:

Please find enclosed one notarized copies of FORM X-17A-5 PART III and TRADING SCREEN BROKERAGE SERVICES, LLC. Financial Statements and Schedules as of December 31st, 2019 with Report of Independent Registered Public Accounting Firm thereon and Supplemental Reports on Exemption.

We have enclosed both Confidential & Public copies of the reports.

Sincerely,

James B. Ahlfeld

James B. Ahlfeld
FINOP-TRADING SCREEN BROKERAGE SERVICES, LLC
Email:jahlfeld@bigapplegrp.com
Phone: 212-739-0622

SEC Mail Processing

MAR 03 2020

Washington, DC

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop-7010
100 F Street, NE
Washington DC 20549
Phone-(202) 551-6551

Date: March 2, 2020

ARCTIC SECURITIES, LLC
SEC File Number 8-69571

VIA FEDEX

To Whom It May Concern:

Please find enclosed one notarized copies of FORM X-17A-5 PART III and ARCTIC SECURITIES, LLC. Financial Statements and Schedules as of December 31st, 2019 with Report of Independent Registered Public Accounting Firm thereon and Supplemental Reports on Exemption.

Sincerely,

James B. Ahlfeld

James B. Ahlfeld
FINOP-ARCTIC SECURITIES, LLC
Email:jahlfeld@bigapplegrp.com
Phone: 212-739-0622

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Arctic Securities LLC

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public
Accounting Firm Thereon
and Supplemental Reports on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2019, and the related statements of operations, changes in liabilities and subordinated claims of general creditors, changes in member's deficit and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
March 2, 2020

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	464,084
Cash-segregated in compliance with federal regulations		1,000
Restricted Cash-Clearing Account		250,000
Due from Clearing Broker		11,082
Accounts Receivable - Customer		412,500
Accounts Receivable - Related Party		24,988
Due from Employee		41,595
Prepaid Expenses and Other assets		84,555
Operating Lease Right-of-Use Assets,net		165,581
Deferred Compensation-Bonus, net		463,472
Office Equipment and Leasehold,net		68,770
Rent Security Deposits		2,993
TOTAL ASSETS	$	1,990,620

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	103,600
Accrued Compensation		350,000
Operating Lease Liabilities		174,080
TOTAL LIABILITIES		627,680
Subordinated Loans and Accrued Interest		6,178,055
MEMBER'S DEFICIT		
Member's Deficit		(4,815,115)
TOTAL MEMBER'S DEFICIT		(4,815,115)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	1,990,620

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Commissions-Brokerage	$	676,199
Commissions-Shipping		297,222
Research Fees		73,787
Investment Banking		4,384,009
Other		4,296
TOTAL REVENUE		5,435,513
EXPENSES:		
Compensation and Benefits		5,009,757
Clearing and Execution Expenses		418,017
Occupancy		327,795
Travel and Entertainment		399,881
Professional Fees		133,030
Other General and Administrative		186,021
Computer,Internet and Telephone		196,839
Depreciation		40,980
Interest		297,693
TOTAL EXPENSES		7,010,013
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(1,574,500)
Income Tax Expense		-
NET LOSS	$	(1,574,500)

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019

Balance at December 31, 2018	$ 5,880,362
Subordinated Loans	-
Subordinated Interest	297,693
Balance at December 31, 2019	$ 6,178,055

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
YEAR ENDED DECEMBER 31, 2019

	Member's Deficit
Balance at December 31, 2018	$ (3,743,046)
Capital Contribution	450,000
Share Option Compensation	52,431
Net Loss	(1,574,500)
Balance at December 31, 2019	$ (4,815,115)

See accompanying notes to financial statements.

Arctic Securities LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(1,574,500)
Depreciation		40,980
Share Base Compensation		52,431
Deferred Compensation Amortization		739,028
Non Cash Lease Expense		274,708
Adjustment to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Due from Clearing Broker		128,168
Customer Receivable		(412,500)
Due to from Parent (net)		903,471
Due from Employee		(25,000)
Deferred Compensation		(250,000)
Prepaid Expenses		4,574
Accounts Payable and Accrued Liabilities		(209,644)
Operating Lease Liabilities		(276,828)
Net Cash Used in Operating Activities		(605,112)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net Cash Used in Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subordinated Note and Accrued Interest		297,693
Capital Contributions		450,000
Net Cash Provided by Financing Activities		747,693
NET INCREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH-CLEARING ACCOUNT AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS		142,581
CASH, CASH EQUIVALENTS, RESTRICTED CASH-CLEARING ACCOUNT AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS AT BEGINNING OF YEAR		572,503
CASH, CASH EQUIVALENTS, RESTRICTED CASH-CLEARING ACCOUNT AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS AT END OF YEAR	$	715,084
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Year Ended December 31, 2019
Cash and cash equivalents at beginning of year	$316,795
Cash – segregated in compliance with federal regulations at beginning of year	1,000
Restricted cash - clearing account at beginning of year	254,708
Cash, cash equivalents, restricted cash – clearing account, and cash-segregated in compliance with federal regulations at beginning of year	$572,503
Cash and cash equivalents at end of year	$464,084
Cash – segregated in compliance with federal regulations at end of year	1,000
Restricted cash - clearing account at end of year	250,000
Cash, cash equivalents, restricted cash – clearing account, and cash-segregated in compliance with federal regulations at end of year	$715,084

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. Concentration of fees from customers in excess of 10% consists of investment banking revenues derived from two customers during 2019, and totaled $3,478,571.

(e) Revenue and Expense Recognition

The Company recognizes revenue from placement fees and advisory fees pursuant to FASB ASC 606. The revenue recognition guidance requires that an entity recognize revenue resulting from the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance

obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is possible that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment banking revenues consist of underwriting revenues, corporate finance advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter, or as another category of participants in an underwritten distribution and may include management fees, selling concessions and underwriting fees. Corporate finance advisory revenues are earned on a periodic basis according to the terms of the contract. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically, collection of the related underwriting fees and or management fees occur within 60 days of the transaction date.

Commission revenues are front-end sales commissions for brokerage transactions introduced to the clearing broker, which are recognized on a trade date basis.

Net dealer inventory gains and losses are recorded on a trade date basis, include realized and unrealized net gains and losses, resulting from the Company's principal trading activities.

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3) whereby the Company earns fees with its Parent in accordance with the related service level agreement and activities.

In addition, the Company earns commissions attributed to (a) the use of vessels whereby the Company arranges for the use of a vessel by an unrelated party, (b) as well as an occasional sale of a vessel.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2019, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $176,428 as of December 31, 2019. Depreciation expense for 2019 was $40,980.

Computer Equipment	$153,424
Office Furniture	73,490
Leasehold Improvement	13,018
Software	5,266
Accumulated Depreciation	(176,428)
	$68,770

(h) Operating leases – right of use

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" related to leases in increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The standard became effective for the Company on January 1, 2019. The standard has a material impact on our balance sheet, but did not have a material impact on our income statement of cash flows. The Company adopted ASC 842 on a modified retrospective approach at the effective date. In addition, the Company elected the package of practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

(i) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Black Scholes model fair value computation of these stock options utilized the assumptions of expected terms ranging from .2 to 2.2 years, range of risk free rate of return of 2.5% to 2.6% and volatility percentages ranging from 20% to 100%. All of such stock options are fully vested, exercisable, and are being amortized over the expected term of such stock options, since these options were issued to the employees. The intrinsic value as of December 31, 2019 for these remaining options is $12,530. At December 31, 2019, Share Options activity (in Units) are as follows:

		Weighted Average	
	Granted	Exercise Price	Remaining Contractual Term
Share Options December 31, 2018	-	-	-
Granted	2,000	NOK 880	2.2 years
Expired	-	-	-
Exercised	(1,500)	NOK 880	-
Share Options December 31, 2019	500	NOK 880	1.5 years

(j) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of deferred compensation and amortized over the contract period, which is three years.

Deferred Compensation	$3,408,800
Accumulated Amortization	(2,945,328)
	$ 463,472

Amortization expense for the next three years will be as follows:

Years ending December 31,	
2020	$ 343,333
2021	95,833
2022	24,306
	$ 463,472

(k) Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment. The ASU requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet. This ASU on leases was effective for the Company as of January 1, 2019. This ASU was adopted by the Company during 2019.

(l) Recently Issued Accounting Pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – RESTRICTED CASH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with Mirae Asset Securities (USA) Inc. to clear and settle transactions in U.S. and international equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Amounts held at clearing broker at December 31, 2019 consists of the following:

Deposit at clearing broker	$250,000
Fees and commissions receivable	11,082
	$261,082

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital of $364,067 which was $114,067 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 1.27 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – OPERATING LEASES, RIGHT-OF-USE ASSETS AND LIABILITIES

The Company leases office space and equipment used in connection with its operations under various operating leases.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payment arising from the leases. The deferred rent liability attributed to these operating leases as of December 31, 2018 in the amount of $10,618 has been reclassed to be a reduction of the ROU asset as of January 1, 2019. The operating lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commence date or January 1, 2019 for leases that commenced prior to that date. Operating lease expense is recognized on a straight line basis over the term of the lease.

The operating lease expense including non-lease components for the year ended December 31, 2019 was $332,853.

The rate implicit in each lease is not readily determinable and we therefore used our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

As of December 31, 2019, we had operating lease right of use assets of $440,289 less accumulated depreciation of $274,708 and operating lease liabilities of $174,080.

Future minimum lease payments under these leases are as follows:

Year ended December 31, 2020	$	177,322
Total undiscounted future non-cancellable minimum lease payments		177,322
Less – imputed interest		3,242
Present value of lease liabilities	$	174,080
Weighted average lease term in years		.8

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2019, the Parent Company contributed $450,000 to capital, as part of its' ongoing commitment to fund operations as needed and to maintain sufficient capital for regulatory compliance purposes.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is owed $24,988 by its Parent entity as of December 31, 2019.

The Company shares research fees with the Parent. In 2019, they received $7,198 in such fees.

The Company also received from the Parent, commissions on bond and equity trades that totaled $167,234.

During 2019, the Company earned its' allocation of investment banking fees and placement fees which totaled $3,484,009 whereby both the Company and the Parent shared in the total banking and placement fees earned.

The Company earned shipping brokerage fees paid through the Parent Company amounting to $84,722 during 2019.

NOTE 8 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in NYC, NY which expires August 28, 2020. Rent expense for the year ended December 31, 2019 amounted to $281,068 on the NYC office. At

December 31, 2018, the Holding Company maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the office lease.

On November 28, 2016 the Company entered into an office lease in Houston, Texas, which expires January 2020. Rent expense for the year ended December 31, 2019 amounted to $43,563 on the Houston office.

NOTE 9 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2019, are listed as follows:

Subordinated note, 5%, due February 15, 2021	$3,000,000
Subordinated note, 5%, due February 16, 2020	2,500,000
	$5,500,000

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2019, there was $678,055 of accrued interest due on these subordinated borrowings.

The Company's subordinated note of $2,500,000 matures on February 16, 2020. The Company elected the automatic maturity date rollover, as a result this note now matures on February 3, 2022.

NOTE 10 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2019:

Current Income Tax (Benefit):		Rate
Federal	$ (330,645)	(21.0%)
State and Local	(25,791)	(1.6%)
Permanent Differences	45,826	2.9%
Net deferred tax asset reserve	310,610	19.7%
Net Income tax	$ 0.00	0.0%

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $8.8 million. The deferred tax asset comprised of net operating losses and temporary timing differences aggregates to $2.1 million, which is a $.4 million increase over the previous year. The NOL's are available for use against future federal, state and city taxes and will expire in the year

2036 to 2039. The Company's federal and state income tax returns for the years 2017, 2018 and 2019 remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 11 – DEFINED CONTRIBUTION 401(K) PLAN

The Company formed a 401(K) plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $75,594 during 2019.

NOTE 12 – MEMBER'S DEFICIT

As of December 31, 2019, there were 360,000 units issued and outstanding at an aggregate value of $3,600,000.

NOTE 13 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 14 – SUBSEQUENT EVENTS

In January 2020, the Company entered into a new lease agreement for the Houston, TX office commencing in February 2020. The term of this office lease is for eighteen months and includes certain lease incentives. Monthly rent is $2,665.

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The financial statement considered events through March 2, 2020, the date on which the financial statement was available to be issued.

Supplemental Information

Arctic Securities, LLC
Computation of Net Capital
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

SCHEDULE I

Net Capital:	
Member's Deficit	$ (4,815,115)
Liabilities subordinated to claims of general creditors	6,178,055
Add-Back Discretionary Bonus	100,000
Deductions and/or Charges:	
Nonallowable assets:	
Due from Related Party	(24,988)
Deferred Compensation-Bonus	(463,472)
Accounts Receivable	(412,500)
Office Equipment	(68,770)
Prepaid Expenses	(84,555)
Due from Employee	(41,595)
Rent Deposit	(2,993)
	(1,098,873)
Net Capital	$ 364,067

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):	
Accrued expenses; and Total A.I.	$ 462,099
Computation of Basic Net Capital Requirements:	
Minimum Net Capital Requirement (6 2/3% of A.I.)	$ 30,807
Minimum Net Capital Required of Broker Dealer	$ 250,000
Excess Net Capital	$ 114,067
Excess Net Capital at 1,000% (Net Capital less the Greater of 10% of A.I. or 120% of $250,000)	$ 64,067
Ratio of A.I. to Net Capital:	1.27 to 1

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as amended by the Company on March 2, 2020

Schedule II

Arctic Securities LLC

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2019

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii) for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Arctic Securities LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arctic Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) and (ii) Arctic Securities LLC will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Arctic Securities LLC stated that Arctic Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arctic Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arctic Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 2, 2020

ARCTIC SECURITIES,LLC.
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2019

Arctic Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i) and(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Arctic Securities, LLC

I, Audun J. Hoen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Title: CEO, Arctic Securities, LLC.

Date: February 24, 2020

RBSM LLP
Accountants & Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Member
Arctic Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Arctic Securities LLC ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 2, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******381*******************ALL FOR AADC 100
69571 FINRA DEC
ARCTIC SECURITIES LLC
1 ROCKEFELLER PLZ RM 1706
NEW YORK, NY 10020-2041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES B. AHLFELD
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 7178

B. Less payment made with SIPC-6 filed (exclude interest) (1031)

JULY - 2019
Date Paid

C. Less prior overpayment applied (4018)

D. Assessment balance due or (overpayment) 2129

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — 0 —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2129

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2129

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARCTIC SECURITIES LLC
(Name of Corporation, Partnership or other organization)

James B Ahlfeld
(Authorized Signature)

FINOP - POO
(Title)

Dated the 15 day of FEBRUARY, 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

ARCTIC SECURITIES, LLC

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,435,512
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	352,714
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 297,693	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — 0 —	
Enter the greater of line (i) or (ii)	297,693
Total deductions	650,407
2d. SIPC Net Operating Revenues	$ 4,785,105
2e. General Assessment @ .0015	$ 7,178
	(to page 1, line 2.A.)